Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

[Translation]

December 18, 2013

To whom it may concern

Company:	Tokyo Electron Limited

Representative:	Tetsuro Higashi
President and Representative Director
(Code No.: 8035, First Section of the
Tokyo Stock Exchange)

Person to Contact:	Yuki Maejima
Director of General Affairs Dept.
(TEL 03-5561-7000)

Notice Regarding the Incorporation of Subsidiaries

in Preparation for Business Combination with Applied Materials, Inc.

Tokyo Electron Limited (President, Representative Director and CEO: Tetsuro Higashi) (“Tokyo Electron”) hereby announces that its board of directors has resolved at a meeting held today to incorporate two subsidiaries.

As announced in the press release “Notice Regarding the Execution of an Agreement to Combine Tokyo Electron Limited and Applied Materials, Inc.” made by Tokyo Electron on September 24, 2013 (the “Prior Press Release”), these subsidiaries will be incorporated as part of a business combination (the “Business Combination”) through a merger of equals between Tokyo Electron and Applied Materials, Inc. (President and CEO: Gary Dickerson) (“Applied Materials,” and together with Tokyo Electron, the “Companies”).

1.	Reason for Incorporating Subsidiaries

As announced in the Prior Press Release, Tokyo Electron agreed with Applied Materials to implement the Business Combination and executed a business combination agreement (the “Business Combination Agreement”) on September 24, 2013.

The Business Combination Agreement prescribes that, in preparation for the Business Combination, Tokyo Electron shall incorporate, as wholly owned subsidiaries of Tokyo Electron, (1) a company formed under the laws of the Netherlands that will become the parent company of the Companies after the Business Combination (“HoldCo”) and (2) a company formed under the laws of Japan that will be the surviving subsidiary company of HoldCo (the “Tokyo Electron Merger Sub”) in a triangular merger in which Tokyo Electron will be the dissolving company (the “Tokyo Electron Merger”). Tokyo Electron today approved the incorporation of these subsidiaries.

Subject to the terms and conditions set forth in the Business Combination Agreement, the Business Combination will be effected through (1) the Tokyo Electron Merger of Tokyo Electron and the Tokyo Electron Merger Sub that will be incorporated by Tokyo Electron, and (2) the merger of Applied Materials and a company that will be incorporated by Applied Materials under the laws of the state of Delaware (the “Applied Materials Merger”). As consideration for these mergers, shareholders of Tokyo Electron and stockholders of Applied Materials will each receive ordinary shares of HoldCo. Consequently, after the closing of the Business Combination, shares of HoldCo will be held by the former shareholders of Tokyo Electron and the former stockholders of Applied Materials and HoldCo will cease to be a subsidiary of Tokyo Electron.

2.	Outline of Subsidiaries to Be Incorporated (as scheduled)

(1)	HoldCo

(1)	Company Name	TEL-Applied Holdings B.V. (Note 1)

(2)	Location of Main Office	Amsterdam, the Netherlands

(3)	Representative Director	Tetsuro Higashi, Managing Director For the major officers of HoldCo immediately after the closing of the Business Combination, please see the Prior Press Release.

(4)	Business Operation

Prior to consummation of the Business Combination, HoldCo will take care of the necessary preparations for the Business Combination and business incidental thereto.

From and after the closing of the Business Combination, the primary function of HoldCo will be to serve as the holding company of Tokyo Electron and Applied Materials, to manage the businesses and companies of Tokyo Electron and Applied Materials, and to conduct business incidental thereto.

(5)	Capital Stock	One euro (Note 2)

(6)	Establishment	Early January 2014 (as scheduled)

(7)	End of Fiscal Year	December 31 (Note 1)

(8)	Major Shareholders and Shareholding Ratio	Tokyo Electron 100%

(9)	Relationship between Tokyo Electron and HoldCo	Capital Relationship	HoldCo will be incorporated as Tokyo Electron’s wholly owned subsidiary and, after the Business Combination, will become the parent company of Tokyo Electron (after the Tokyo Electron Merger) and Applied Materials (after the Applied Materials Merger).
Personnel Relationship

Tetsuro Higashi, Representative Director of Tokyo Electron, will be the initial executive director of HoldCo.

For the directors and the major officers of HoldCo immediately after the closing of the Business Combination, please see the Prior Press Release.

		Business Relationship	N/A

(Note 1) The company’s name and fiscal year end is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of HoldCo and determine the fiscal year end of HoldCo prior to, or in conjunction with, the closing of the Business Combination. In addition, prior to consummation of the Business Combination, HoldCo will be converted from a private limited liability company (besloten vennootschap) to be organized under the laws of the Netherlands to a public limited liability company (naamloze vennootschap).

(Note 2) The amount of capital stock is as of the date of incorporation. Prior to the Tokyo Electron Merger, HoldCo will issue to the Tokyo Electron Merger Sub an amount of ordinary shares of HoldCo necessary to provide the consideration for the Tokyo Electron Merger. Accordingly, the amount of capital stock will be changed.

(2) Tokyo Electron Merger Sub

(1)	Company Name	TEL Japan Limited (Note 1)

(2)	Location of Main Office	3-1 Akasaka 5-chome, Minato-ku, Tokyo

(3)	Representative Director	Tetsuro Higashi, Representative Director Hirofumi Kitayama, Representative Director

(4)	Business Operation

1. To manufacture, purchase and sell electronic products and parts, materials and appurtenances thereof;

2. To manufacture, purchase and sell physical and chemical appliances and parts, materials and appurtenances thereof;

3. To conduct research, development and consulting with respect to electronic products, physical and chemical appliances and parts, materials and appurtenances thereof;

4. To acquire and transfer patents and other industrial property rights and to act as an agent in connection therewith; and

5. To engage in any other business related to the foregoing.

(5)	Capital Stock	10,000,000 yen

(6)	Establishment	January 2014 (as scheduled)

(7)	End of Fiscal Year	December 31 (Note 1)

(8)	Major Shareholders and Shareholding Ratio	Tokyo Electron 100%

(9)	Relationship between Tokyo Electron and the Tokyo Electron Merger Sub	Capital Relationship	The Tokyo Electron Merger Sub will be incorporated as a wholly owned subsidiary of Tokyo Electron. Prior to the Tokyo Electron Merger, Tokyo Electron will transfer to HoldCo all outstanding and issued shares of the Tokyo Electron Merger Sub, and the Tokyo Electron Merger Sub will become a wholly owned subsidiary of HoldCo.
		Personnel Relationship	Tetsuro Higashi and Hirofumi Kitayama, Representative Directors of Tokyo Electron, will be Representative Directors of the Tokyo Electron Merger Sub.
		Business Relationship	N/A

(Note 1) The company name and fiscal year end is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of the Tokyo Electron Merger Sub and determine the fiscal year end of the Tokyo Electron Merger Sub prior to, or in conjunction with, the closing of the Business Combination.

3.	Future Outlook

Pursuant to the Business Combination Agreement, Tokyo Electron will enter into a merger agreement with the Tokyo Electron Merger Sub with respect to the Tokyo Electron Merger and obtain shareholder approval of the merger agreement at a meeting of Tokyo Electron’s shareholders. The date of such shareholders meeting will be determined taking into account the effectiveness of the Registration Statement on Form S-4 under the U.S. securities laws in connection with the issuance of HoldCo ordinary shares in the Business Combination. We will make an announcement as soon as the relevant matters are determined.

End

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”), Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1)

Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com; or (2) (i) with respect to media inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, and (ii) with respect to analyst inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.